Putnam Investments

One Post Office Square

Boston, MA 02109

August 29, 2016

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jaea Hahn

Re:	Putnam Variable Trust (the “Trust”) with respect to its series, Putnam VT Growth Opportunities Fund (the “Fund”) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14

File Number: 333-212963

Dear Ms. Hahn:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Trust respectfully requests that the effectiveness of the above-referenced pre-effective amendment to its registration statement (the “Registration Statement”) on Form N-14 be accelerated to August 31, 2016, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, (iii) the Staff’s comments, the Trust’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility, and (iv) the Trust may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Caitlin Robinson at (617) 760-0044 as soon as the Registration Statement has been declared effective.

Very truly yours,

By: /s/ Caitlin E. Robinson

Name: Caitlin E. Robinson

Title: Associate Counsel

cc:	Peter T. Fariel, Esq., Putnam Investments
James E. Thomas, Esq., Ropes & Gray LLP

Putnam Retail Management

One Post Office Square

Boston, MA 02109

August 29, 2016

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jaea Hahn

Re:	Putnam Variable Trust (the “Trust”) with respect to its series, Putnam VT Growth Opportunities Fund (the “Fund”) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14

File Number: 333-212963

Dear Ms. Hahn:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Putnam Retail Management, as principal underwriter of shares of the Fund, hereby joins in the request of the Trust for acceleration of the effective date of the above-referenced pre-effective amendment to the Trust’s registration statement on Form N-14 so that it becomes effective on August 31, 2016, or as soon thereafter as practicable.

Very truly yours,

By: /s/ Caitlin E. Robinson

Name: Caitlin E. Robinson

Title: Associate Counsel

cc:	Peter T. Fariel, Esq., Putnam Investments
James E. Thomas, Esq., Ropes & Gray LLP